WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road

Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

December 12, 2011

VIA EMAIL AND ELECTRONIC TRANSMISSION

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	WuXi PharmaTech (Cayman) Inc. — Form 20-F filed on April 27, 2011

(File No. 001-33623)

Dear Mr. Rosenberg:

This request is in relation to the letter dated November 28, 2011 (the “Comment Letter”), including comments from the staff of the Securities and Exchange Commission to the Form 20-F (File No. 001-33623) filed by WuXi PharmaTech (Cayman) Inc., a Cayman Islands corporation, on April 27, 2011.

We are currently compiling the necessary data and information to respond to the Comment Letter and intend to provide the requested information by December 27, 2011.

Please do not hesitate to call the undersigned at 86-(21) 5046-1111 or Scott A. Graziano, Esq. of O’Melveny & Myers LLP, legal counsel to WuXi PharmaTech (Cayman) Inc., at (949) 823-6920, regarding this matter.

Sincerely,

/s/ Edward Hu

EDWARD HU
Chief Financial Officer and Chief Operating Officer

cc:	Kurt J. Berney, Esq., O’Melveny & Myers LLP

Scott A. Graziano, Esq., O’Melveny & Myers LLP